FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 31st of January, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	January 31st, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

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M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Lee Roth KCSA
+972-9-764-5002	+1 (212) 682-6300
Ronit.maor@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-Systems Reports Record 2004 Full-Year Revenues of $ 348 million and Fourth Quarter Revenues of $ 114 million

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Record EPS of $ 0.66 for 2004 and $ 0.24 for the Fourth Quarter

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KFAR-SABA, Israel, January 31, 2005 - M-Systems (Nasdaq:  FLSH) today announced financial results for the fourth quarter and year ended December 31, 2004.

For the fourth quarter of 2004, revenues were $ 114.1 million, representing an increase of 136 percent compared to revenues of $ 48.3 million for the fourth quarter of 2003, and an increase of 33 percent compared to revenues of $ 85.7 million for the third quarter of 2004.  Non-GAAP gross margins1 for the fourth quarter of 2004 were 21.7 percent, a decrease compared to 24.5 percent in the third quarter of 2004 and 25.3 percent in the fourth quarter of 2003. The Company also reported net income for the fourth quarter of 2004 of $ 9.0 million, or $ 0.24 per share, compared to net income of $ 6.1 million, or $ 0.16 per share, in the third quarter of 2004, and net income of $ 1.9 million, or $ 0.06 per share, in the fourth quarter of 2003.

For the year ended December 31, 2004, revenues increased by 167 percent to $ 348 million, compared to revenues of $ 130 million for the year ended December 31, 2003. Non-GAAP gross margins for the year were 24 percent, compared to 28 percent in 2003. The Company also reported net income of $ 24.2 million, or $ 0.66 per share, for 2004, compared to net income of $ 0.9 million, or $ 0.03 per share, for 2003.

Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems, said, "Continuing our trend of quarterly growth, 2004 saw M-Systems grow at a phenomenal rate with revenues growing more than 2.5 times to $ 348 million and profits by more than twenty five times to $ 24 million.  The years of hard work and focus on the fast growing USB flash drive and multimedia mobile handset markets are paying off.  Moreover, M-Systems is well prepared and in position to take advantage of the expected continued future growth in our core markets. With our recent announcements of the new U3 standard, the Mobile DiskOnChip G4 and H-Series, MegaSIM as well as new products for the embedded market, we are well positioned for continued success and healthy growth in the future."

Mr. Moran concluded, "Our current projections for 2005 are for revenues of at least $ 450 million, with earnings per share at or above $ 1.00. Due to seasonality after the end of year holidays, we are projecting for the first quarter of 2005 revenues of at least $ 90 million, with earnings per share at or above $ 0.14. We also expect to see improvement in our gross margins during the year, beginning as early as the first quarter."

M-Systems will host a conference call to discuss its financial results and other matters discussed in this press release at 10:00 a.m. EDT today, January 31, 2005. The call can be accessed by dialing: +1 (973) 582-2776. A replay of the call will be available beginning at approximately 12:00 p.m. EST, January 31, 2005, until February 5, 2005 at 11:59 p.m. To listen to the replay, please call +1 (973) 341-3080. To access the replay, users will need to enter the following code: 5588550. The call will also be available live on the Internet at www.kcsa.com. Following the call, the webcast will be archived for a period of 30 days.

1

In accordance with US GAAP for companies using the single-step presentation method, gross margins do not appear in the Company's Consolidated Statement of Operations.  The Company has calculated its non-GAAP gross margins as follows: (Revenues minus Cost of Goods Sold) divided by Revenues.  The Company believes that this is a useful measure for evaluating its performance, and this measure is also used by management for this purpose.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products. For more information, please contact M-Systems at www.m-systems.com.

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NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company`s and its customers` products; and other risk factors detailed in the company`s most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

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M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended		Year ended
	December 31,		December 31,
	2004	2003	2004	2003

Revenues (*)	$ 114,090	$ 48,270	$ 347,551	$ 130,054

Costs and expenses:
Cost of goods sold	89,323	36,060	264,799	93,114
Research and development, net	7,558	4,596	24,834	14,714
Sales and marketing	7,731	5,482	31,077	19,419
General and administrative	2,056	1,293	6,771	4,852
Total costs and expenses	106,668	47,431	327,481	132,099

Operating income (loss)	7,422	839	20,070	(2,045)

Financial income, net	1,356	837	3,897	2,711
Other income, net	183	131	183	131

Income before minority interest in losses of a subsidiary	8,961	1,807	24,150	797

Minority interest in losses of a subsidiary	---	47	---	117

Net income	$ 8,961	$ 1,854	$ 24,150	$ 914

Basic net earnings per share	$ 0.25	$ 0.06	$ 0.71	$ 0.03
Diluted net earnings per share	$ 0.24	$ 0.06	$ 0.66	$ 0.03
Weighted average number of shares used in computing basic net earnings per share	35,288,020	28,983,957	34,195,642	28,178,228
Weighted average number of shares used in computing diluted net earnings per share	37,763,263	32,165,167	36,823,118	30,513,485

(*)	Revenues for the three and twelve months ended December 31, 2004, include income generated from a venture, accounted for under the equity method, in the amounts of $11,539, $22,233, respectively.

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M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	December 31,	December 31,
	2004	2003
ASSETS

Cash, cash equivalents, short-term bank deposits and marketable securities	$ 174,713	$ 79,807
Trade receivables	41,503	19,722
Other accounts receivable and prepaid expenses	3,962	3,162
Inventories	56,160	45,857
Severance pay funds	3,397	2,532
Long-term investments	20,171	11,360
Property and equipment, net	20,203	17,481
Other assets, net	1,340	567

Total assets	$ 321,449	$ 180,488

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
Trade payables	$ 25,515	$ 17,785
Deferred revenues	4,625	11,920
Other accounts payable and accrued expenses	21,493	6,944
Accrued severance pay and other long term liabilities	4,751	3,190

Total liabilities	56,384	39,839

Minority Interest	---	24

Shareholders` equity:
Share capital	10	8
Additional paid-in capital	297,096	196,808
Accumulated deficit	(32,041)	(56,191)

Total shareholders' equity	265,065	140,625

Total liabilities and shareholders' equity	$ 321,449	$ 180,488

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